

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 15, 2009

Charif Souki
Chairman of the Board, Chief Executive Officer and President
Cheniere Energy, Inc.
700 Milam Street, Suite 800
Houston, TX 77002

> **Re:** **Cheniere Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 6, 2009**
> **File No. 1-16383**

Dear Mr. Souki:

We have completed our review of your Schedule 14A filed March 6, 2009 and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Meredith Mouer
(713) 238-7409